SECURITIES [...] W [...] ON

06008042

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52806

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bradesco Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, 32nd Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paulo Faustino da Costa — 212-688-8258
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	Zip Cope

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paulo Faustino da Costa ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradesco Securities, Inc. ______________________, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signed before me and personally known, this 13th day of Feb 2006

ESTHER MARQUEZ
Notary Public, State of New York
No. 01-MA6050844
Qualified in New York County
Commission Expires 11-13-06

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Bradesco Securities, Inc.:

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A., as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bradesco Securities, Inc. at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 7, 2006

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	3,103,545
Receivable from clearing organizations		210,975
Securities owned, at market value		18,769,439
Accrued interest receivable		631,321
Equipment and leasehold improvements net of accumulated depreciation of $21,754		4,296
Other assets		43,786
Total assets	$	22,763,362

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	228,640
Total liabilities		228,640
Commitments and contingent liabilities (note 4)		
Stockholder's equity:		
Common stock, $1 par value, 11,000 shares authorized, 11,000 shares issued and outstanding		11,000
Additional paid-in capital		21,989,000
Accumulated earnings		534,722
Total stockholder's equity		22,534,722
Total liabilities and stockholder's equity	$	22,763,362

See accompanying notes to statement of financial condition.

(1) Organization

Bradesco Securities Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Security Dealers, Inc. The Company's business primarily consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a delivery versus payment basis or receipt versus payment basis.

The accompanying financial statements have been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated company (see note 3).

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, the Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis.

Securities and Securities Transactions

Investment securities owned, representing US dollar denominated Euro Bonds, are valued at market value.

Securities transactions are recorded on a trade date basis.

Receivable from clearing organizations includes certain deposits and amounts receivable from clearing organizations relating to commissions, and are recorded on the statements of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

(Continued)

Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation on equipment is provided for using the straight-line method based on the estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective lease.

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statements of financial condition. Virtually all of the Company's financial instruments, are carried at, or approximate, fair value.

(3) Transactions with Related Parties

During the normal course of business, Banco Bradesco S.A. New York Branch (the Branch), together with affiliated companies, provide and account for a portion of the Company's business activities.

At December 31, 2005, cash and cash equivalents included in the accompanying statement of financial condition consist of deposits and operating accounts with the Branch and amounted to $2,084,461.

(4) Commitments and Contingent Liabilities

At December 31, 2005, future payments for overhead and other expense under a contract with the Branch, and expiring in 2006 were $36,000.

(5) Securities Owned

As of December 31, 2005, the Company has investment in Euro Bonds denominated in US dollars of $18,769,439 stated in market value, with maturities from February 1, 2007 to July 2, 2013. These investments are held by the custodian bank Banco Bradesco Grand Cayman.

(6) Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements at December 31, 2005 are summarized as follows:

Equipment	5,207
Leasehold improvements	20,843
	26,050
Less accumulated depreciation and amortization	(21,754)
	$ 4,296

(7) Income Tax

The Company has a net deferred tax liability of $118,232 as of December 31, 2005, mainly due to the temporary difference related to the unrealized gain on securities owned, which is partially offset by the capital loss carry forward, which will expire in 2009.

The components of the net deferred tax liabilities at December 31, 2005 are summarized as below:

Deferred tax assets:		
Depreciation and amortization	$	6,147
Capital loss		53,302
		59,449
Deferred tax liabilities:		
Unrealized gain on securities owned		(177,681)
Net deferred tax liabilities	$	(118,232)

(8) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(9) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3%. At December 31, 2005, the Company had net capital of $995,148, which was $895,148 in excess of required net capital. Aggregate indebtedness as of December 31, 2005 was $110,408 resulting in a net capital percentage of 11.09%.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Bradesco Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company *does not* carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences as required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company have responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 7, 2006